May 2, 2022

Mr. Joseph Kempf, Senior Accountant
Securities and Exchange Commission
Division of Corporation Finance,
Office of Technology
100 F Street N.E.
Washington, D.C. 20549

Re:	Tego Cyber, Inc.

Form 10-K for the year ended June 30, 2021 filed on September 28, 2021 File No.
333-248929, and
Form 10-Q for the Quarterly Period Ended December 31, 2021, filed on February
14, 2022
File No. 000-56370

Dear Mr. Kempf,

Tego Cyber Inc., a Nevada corporation (the “Company”), has received and reviewed your letter dated April 18, 2022 (“Staff’s Letter”), pertaining to the Company’s above-referenced filings as filed with the Securities & Exchange Commission (the “Commission”) on September 28, 2021, File No. 333-248929 (the “10-K”) and on February 14, 2022, File No. 000-56370 (the “10-Q”). Specific to your comments, our responses below are in addition to those filed via the Edgar system.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the Company. These comments have been made in response to the Staff’s comments.

Form 10-K for the year ended June 30, 2021 filed on September 28, 2021

Financial Statements

Report of Independent Public Accounting Firm, page F-1

1. Please include the required auditors' report covering your June 30, 2020 year end financial statements.

Response. We have revised our filing accordingly to include the required auditors' report covering the Company’s June 30, 2020 year-end financial statements which was inadvertently omitted from the original 10-K filing.

Form 10-Q for the Quarterly Period Ended December 31, 2021, filed on February 14, 2022

Item 4. Controls and Procedures

Evaluation on Disclosure Controls and Procedures, page 9

2. We note management's conclusion that Tego Cyber's Disclosure Controls and Procedure continue to be ineffective. Please describe the reasons why the controls and procedures are ineffective and management's plans for their remediation.

Response. We have revised our filing accordingly to include the following revised disclosure in Item 4 providing further explanation of why our controls and procedures are ineffective and management's plans for their remediation.

(a) Evaluation of Disclosure Controls and Procedures

We conducted an evaluation, under the supervision and with the participation of our management, of the effectiveness of the design and operation of our disclosure controls and procedures. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures also include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our principal executive and principal financial officers concluded as of December 31, 2021 that our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses in our internal controls over financial reporting discussed immediately below.

Identified Material Weakness

A material weakness in our internal control over financial reporting is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.

Management identified the following material weakness during its assessment of internal controls over financial reporting, which are primarily due to the size of the Company and available resources:

Personnel:  We do not employ a full time Chief Financial Officer. Shannon Wilkinson serves as both Chief Executive Officer and Chief Financial Officer. We utilize a consultant to assist with our financial reporting. There are limited personnel to assist with the accounting and financial reporting function, which results in: (i) a lack of segregation of duties and (ii) controls that may not be adequately designed or operating effectively. Despite the existence of material weaknesses, the Company believes the financial information presented herein is materially correct and fairly presents the financial position and operating results of the three and six months ended December 31, 2021, in accordance with GAAP. During 2022, the Company intends to seek qualified accounting staff to expand its internal accounting and reporting functions.

Audit Committee: We do not yet have an audit committee, and we lack a financial expert. During 2022-2023, the Board expects to appoint an Audit Committee and to identify a committee Chairman who is an “audit committee financial expert” as defined by the Securities and Exchange Commission (“SEC”) and as adopted under the Sarbanes-Oxley Act of 2002.

(b) Management's Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (GAAP). Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 Internal Control-Integrated Framework. Based on its evaluation, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2021.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. A control system, no matter how well designed and operated can provide only reasonable, but not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their cost.

(c) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting subsequent to the six month period ended December 31, 2021, which were identified in connection with our management’s evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We are not required by current SEC rules to include an auditor's attestation report. Our registered public accounting firm has not attested to Management's reports on our internal control over financial reporting.

In connection with the Company’s responding to the comments set forth in the April 18, 2022 Staff letter, the Company acknowledges that:

● The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

● Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

● The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies. Should you have any additional questions, please contact me at (702) 336-5751.

Sincerely,
/s/ Shannon Wilkinson
Chief Executive Officer
cc: Joseph Kempf, Securities and Exchange Commission
      Robert Littlepage, Securities and Exchange Commission
      Jessica M. Lockett, Esq.